Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Registration Statement on Form 40-F of our reports dated March 4, 2005 (except as to Notes 2(d), 2(e), 17 and 18 which are dated as at December 19, 2005) (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to previously issued financial statements which excluded the reconciliation to generally accepted accounting principles in the United States of America and the  retroactive application of recently issued accounting principles, and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences pertaining to changes in accounting principles) relating to the financial statements of Acclaim Energy Trust , appearing elsewhere in this Registration Statement.

We also consent to the use in this Registration Statement on Form 40-F of: (1)our report dated February 28, 2005 (except as to Note 2, which is dated as at December 19, 2005) (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to previously issued financial statements which excluded the reconciliation to generally accepted accounting principles in the United States of America) relating to the schedule of revenue and expenses of the properties of Nexen Canada No. 5; and (2) our report dated November 16, 2005 (except as to Notes 3 and 4 which are dated as at December 19, 2005) (which audit report expresses an unqualified opinion and includes an explanatory paragraph referring to previously issued financial statements which excluded the reconciliation to generally accepted accounting principles in the United States of America)  relating to the balance sheet of Canetic Resources Trust, both appearing elsewhere in this Registration Statement.

(signed) “Deloitte & Touche LLP”

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Alberta, Canada

January 16, 2006

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The compilation reports on the proforma financial statements of Canetic Resources Trust and Acclaim Energy Trust included in the Registration Statement on Form 40-F, provided solely pursuant to Canadian requirements, are expressed in accordance with standards of reporting generally accepted in Canada.  To report in conformity with United States of America standards on the proforma financial adjustments and their application to the proforma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted.  Consequently, under United States of America reporting standards, such compilation reports would not be included.

(signed) “Deloitte & Touche LLP”

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Alberta, Canada

January 16, 2006